FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of December 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on December 10, 2009, by Panasonic Corporation (the registrant), announcing the result of tender offer for SANYO shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: December 11, 2009

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Panasonic Announces the Result of Tender Offer for SANYO Shares

Osaka, December 10, 2009 — Panasonic Corporation (NYSE: PC/ TSE: 6752, the “Tender Offeror” or the “Company”), at its Board of Directors meeting held on November 4, 2009, resolved to acquire the shares of SANYO Electric Co., Ltd. (TSE: 6764, the “Target”) through a tender offer (the “Tender Offer”) and commenced the Tender Offer on November 5, 2009. As the period of the Tender Offer expired on December 9, 2009, the Company hereby announces the result of the Tender Offer.

1. Overview of the Tender Offer

(1)	Name and address of the Tender Offeror

Panasonic Corporation

1006, Oaza Kadoma, Kadoma-shi, Osaka

(2)	Name of the Target

SANYO Electric Co., Ltd.

(3)	Class of share certificates, etc., to be purchased

a. Common shares

b. Preferred shares

(i) Class A preferred shares

(ii) Class B preferred shares

(4)	Number of share certificates, etc., scheduled to be purchased

Number of shares scheduled to be purchased	Minimum number of shares scheduled to be purchased	Maximum number of shares scheduled to be purchased
3,070,985,000 (shares)	3,070,985,000 (shares)	—

(Note 1) If the total number of share certificates, etc., tendered in this Tender Offer is less than the minimum number of shares scheduled to be purchased (3,070,985,000 shares), none of the tendered share certificates, etc., will be purchased by the Tender Offeror. If the total number of share certificates, etc., tendered in this Tender Offer exceeds the minimum number of shares scheduled to be purchased, all of the tendered share certificates, etc., will be purchased by the Tender Offeror. Upon a determination that the minimum number of shares scheduled to be purchased has been tendered, the total number of share certificates, etc., tendered shall be calculated, with each Class A preferred share and each Class B preferred share tendered in this Tender Offer being deemed as 10 common shares, since the right to request that the Target issue common shares of the Target in exchange for its acquisition of the relevant preferred shares at the ratio of 1 preferred share to 10 common shares (hereinafter referred to as the “Conversion”) is conferred on the Class A preferred shares and Class B preferred shares, respectively. Furthermore, the minimum number of shares scheduled to be purchased (3,070,985,000 shares) is equal to a majority of the aggregate number of issued shares of the Target on a fully diluted basis.

(Note 2) Shares less than one unit are also subject to the Tender Offer.

(Note 3) The Tender Offeror does not plan to purchase treasury shares held by the Target through the Tender Offer.

(Note 4) It is possible that, prior to the final day of the tender offer period, all or part of the Class A preferred shares and Class B preferred shares may be converted to common shares; and common shares in the Target issued or transferred due to such Conversion are also subject to the Tender Offer.

(Note 5) The maximum number of share certificates, etc., of the Target to be purchased by the Tender Offeror through the Tender Offer is such number of shares (6,141,855,099 shares) as is obtained by adding (i) the number of common shares (3,220,490,550 shares) as is obtained in the event of the Conversion to common shares of (X) all of the issued Class A preferred shares (182,542,200 shares) as of September 30, 2009, as stated in the Target’s Second Quarterly Report for the 86th term submitted on November 5, 2009, and (Y) the number of the Class B preferred shares (139,506,855 shares) as is obtained by deducting the Class B preferred shares for treasury (106,522,445 shares) from all of the issued Class B preferred shares (246,029,300 shares) as of September 30, 2009, as stated in the Target’s Second Quarterly Report for the 86th term submitted on November 5, 2009, to (ii) the number of common shares (2,921,364,549 shares) as is obtained by deducting the number of the common shares for treasury (16,198,000 shares) as of September 30, 2009, as stated in the Target’s Second Quarterly Report for the 86th term submitted on November 5, 2009, from the total number of the issued common shares (2,937,562,549 shares) as of September 30, 2009, as stated in the same report.

(5)	Tender Offer period

From November 5, 2009 (Thursday) through December 9, 2009 (Wednesday) (24 business days)

(6)	Tender Offer Purchase price

Common shares	131 yen per share

Class A preferred shares	1,310 yen per share

Class B preferred shares	1,310 yen per share

2. Result of the Purchase

(1)	Completion of the Tender Offer

The terms and conditions of the Tender Offer provide that if the total number of the tendered share certificates, etc., is less than the minimum number of shares scheduled to be purchased (3,070,985,000 shares), none of the tendered share certificates, etc., will be purchased by the Tender Offeror. However, since the total number of the tendered share certificates, etc., (3,082,309,227 shares) exceeds the minimum number of shares scheduled to be purchased (3,070,985,000 shares), all of the tendered share certificates, etc., will be purchased by the Tender Offeror as described in the Public Notice for Commencement of the Tender Offer and in the Tender Offer Registration Statement. Upon a determination that the minimum number of shares scheduled to be purchased had been tendered, the total number of share certificates, etc., tendered was calculated, with each of the Class A preferred shares and each of the Class B preferred shares tendered in this Tender Offer being deemed as 10 common shares, since the right to request the Conversion to common shares of the Target is conferred on the Class A preferred shares and Class B preferred shares, respectively.

(2)	Date of public notice of the result

Pursuant to the provisions of Article 27-13, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948, as amended), the Tender Offeror publicly announced the result of the Tender Offer to the media at the Tokyo Stock Exchange, Inc. on December 10, 2009 in accordance with the manner prescribed by the provisions of Article 9-4 of the Enforcement Order of the Financial Instruments and Exchange Law (Government Ordinance No. 321 of 1965, as amended; the “Enforcement Order”) and Article 30-2 of the Cabinet Office Ordinance on Disclosure of Takeover Bids of Shares Conducted by Non-Issuers (Ministry of Finance Japan Ordinance No. 38 of 1990, as amended; the “TOB Order”).

(3)	Number of shares purchased

Class of shares	Number of Tenders in terms of Shares	Number of Purchases in terms of Shares
Share certificates	Common shares: 3,282,677 (shares) Class A preferred shares: 1,825,422,000 (shares) Class B preferred shares: 1,253,604,550 (shares)	Common shares: 3,282,677(shares) Class A preferred shares: 1,825,422,000 (shares) Class B preferred shares: 1,253,604,550 (shares)

Certificates of stock acquisition rights	—	—

Bond certificates with stock acquisition rights	—	—

Trust beneficiary certificates for share certificates, etc.	—	—

Depositary receipts for share certificates, etc.	—	—

Total	3,082,309,227	3,082,309,227

(Total number of potential share certificates, etc.)	(1,253,604,550)	(1,253,604,550)

(Note 1) The number of the Class A preferred shares and the Class B preferred shares tendered in the Tender Offer was 182,542,200 and 125,360,455, respectively. However, in the columns of the “Number of Tenders in terms of Shares” and the “Number of Purchases in terms of Shares”, each of the Class A preferred shares and each of the Class B preferred shares tendered in the Tender Offer are converted to the total number of common shares in the case of the Conversion of such Class A preferred shares and Class B preferred shares, since the right to request the Conversion to common shares of the Target is conferred on the Class A preferred shares and the Class B preferred shares.

(Note 2) Although Class A preferred shares have voting rights exercisable at a general meeting of shareholders, Class B preferred shares do not have such voting rights, unless otherwise prescribed by laws and regulations. Therefore, the “Total number of potential share certificates, etc.” is the total number of the common shares in the case of the Conversion of all of the Class B preferred shares tendered in the Tender Offer (125,360,455 shares).

(4)	Ownership percentage of share certificates, etc., after the Tender Offer

Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror before the Tender Offer	—	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer: - )

Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer	1,568 units	(Ownership Percentage of Share Certificate, Etc. before the Tender Offer: 0.03%)

Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror after the Tender Offer	3,082,309 units	(Ownership Percentage of Share Certificate, Etc. after the Tender Offer: 50.19%)

Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties after the Tender Offer	1,569 units	(Ownership Percentage of Share Certificate, Etc. after the Tender Offer: 0.03%)

Total Number of Voting Rights of Shareholders, Etc. of the Target	4,735,373 units

(Note 1) The “Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer” and “Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties after the Tender Offer” are the total number of voting rights relating to the share certificates, etc., owned by each special related party (including share certificates, etc., in cases stipulated in each item of Article 7, Paragraph 1 of the Enforcement Order).

(Note 2) The “Total Number of Voting Rights of Shareholders, Etc. of the Target” is the number of voting rights relating to the shares of all shareholders as of September 30, 2009, which is described in the Target’s Second Quarterly Report for the 86th term submitted on November 5, 2009 (indicated therein as 1,000 shares per unit in the case of common shares, and 100 shares per unit in the case of the Class A preferred shares). However, since shares less than one unit were also targeted in the Tender Offer, and since Class A preferred shares and Class B preferred shares are convertible shares, in calculating both the “Ownership Percentage of Share Certificate, Etc. before the Tender Offer” and the “Ownership Percentage of Share Certificate, Etc. after the Tender Offer”, the figure 6,140,751, which is used as the denominator in the above calculations, is the aggregate of (i) the total number of voting rights (2,909,951) relating to common shares as of September 30, 2009 as stated in the Target’s Second Quarterly Report for the 86th term submitted on November 5, 2009, (ii) the number of voting rights (10,310) relating to shares less than one unit (the number of voting rights relating to 10,310,099 shares which is the sum of (a) the shares less than one unit (10,309,549 shares) as of September 30, 2009, as stated in the Target’s Second Quarterly Report for the 86th term submitted on November 5, 2009, and (b) the shares less than one unit (550 shares) relating to common shares as is obtained in the event of the Conversion to common shares of such Class B preferred shares (139,506,855 shares) as is obtained by deducting the Class B preferred shares for treasury (106,522,445 shares) from the Class B preferred shares (246,029,300 shares) as of September 30, 2009, as described in the Target’s Second Quarterly Report for the 86th term submitted on November 5, 2009), and (iii) such number of voting rights (3,220,490) relating to common shares as is obtained in the event of the Conversion to common shares of (X) the Class A preferred shares (182,542,200 shares) as of September 30, 2009, as stated in the Target’s Second Quarterly Report for the 86th term submitted on November 5, 2009, and (Y) such Class B preferred shares (139,506,855 shares) as is obtained by deducting the Class B preferred shares for treasury (106,522,445 shares) from the Class B preferred shares (246,029,300 shares) as of September 30, 2009, as described in the Target’s Second Quarterly Report for the 86th term submitted on November 5, 2009.

(Note 3) The “Ownership Percentage of Share Certificate, Etc. before the Tender Offer” and the “Ownership Percentage of Share Certificate, Etc. after the Tender Offer” are rounded to the second decimal place.

(5)	Calculation for purchase of the share certificates, etc., by the pro-rata method

N/A

(6)	Method of settlement

a.	Name and address of head offices of financial instruments dealers and banks, etc., responsible for settlement of the purchase, etc.

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

b.	Tender Offer settlement commencement date

December 16, 2009 (Wednesday)

c.	Method of settlement

A notice of purchase, etc., through the Tender Offer shall be mailed to the addresses of the tendering shareholders, etc., (or the addresses of the standing proxies in the case of Non-Resident Shareholders, etc.) without delay after the expiry of the Tender Offer Period, except where the share certificates, etc., are accepted via NOMURAJOY, an Internet service provided by the Tender Offer Agent. In cases where the share certificates, etc., are accepted via NOMURAJOY, a notice of purchase will be delivered via NOMURAJOY pursuant to the instructions given on NOMURAJOY’s website: (https://www.nomurajoy.jp/). Payment for the shares will be made in cash. Payment of the purchase price through the Tender Offer will be made by the method instructed by the tendering shareholders, etc., including remittance (tendering shareholders, etc., may be liable for bank fees incurred in remitting the payment). If it becomes apparent that (1) the Tender Offeror cannot be recorded in the shareholders register as the holder of the Target’s tendered preferred shares for some reason, such as, the said shares were transferred by the tendering shareholder to a party other than the Tender Offeror, or (2) a security right or other similar pledge has been created in the tendered preferred shares, then the Tender Offeror may withhold the payment of the purchase price, in whole or in part, for the tendered preferred shares; provided, however, that upon a determination that the minimum number of shares scheduled to be purchased has been tendered, the total number of share certificates, etc., tendered be calculated to include such preferred shares.

3. Policy etc., after the Tender Offer and Future Prospects

With regard to the policy etc., after the Tender Offer, there are no changes from the information contained in the Company’s news release dated November 4, 2009 entitled “Panasonic Announces Commencement of Tender Offer for SANYO Shares”.

The expected impact of the Tender Offer on the Company’s consolidated business results for the Fiscal Year ending March 2010 (April 1, 2009 through March 31, 2010) is currently under close investigation and will be announced as soon as it becomes clear.

4. Places for Public Inspection of a Copy of the Tender Offer Report

Panasonic Corporation

(1006, Oaza Kadoma, Kadoma-shi, Osaka)

Tokyo Stock Exchange, Inc.

(2-1 Kabutocho, Nihonbashi, Chuo-ku, Tokyo)

Osaka Securities Exchange Co., Ltd.

(8-16 Kitahama, 1-Chome, Chuo-ku, Osaka-shi)

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the proposed acquisition of SANYO Electric Co., Ltd. through a tender offer; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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